Perceptive Capital Solutions Corp
51 Astor Place, 10th Floor
New York, New York 10003

June 7, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549
Attention: Benjamin Holt and David Link

Re:
Perceptive Capital Solutions Corp
Registration Statement on Form S-1
Filed May 21, 2024
File No. 333-279598

Ladies and Gentlemen:

On behalf of our client, Perceptive Capital Solutions Corp (the “Registrant”), we set forth below the Registrant’s response to the letter, dated June 7, 2024, containing a comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above referenced registration statement on Form S-1 filed by the Registrant on May 21, 2024 (the “Registration Statement”).

In order to facilitate your review, we have restated the Staff’s comment in this letter, and we have set forth the Registrant’s response immediately below the Staff’s comment.

In addition, the Registrant is, concurrently with the submission of this letter, filing an exhibits-only filing in the form of an amendment to the Registration Statement (the “Amendment”), which reflects the revision described in the Registrant’s response below.

Registration Statement on Form S-1 Filed May 21, 2024

Exhibits

1.
Staff’s Comment: Please have counsel revise the legality opinion filed as Exhibit 5.1, as it does not appear to include the 1,125,000 shares being registered to cover over-allotments. In this regard, we note that the opinion refers to "the offering and sale of up to 7,500,000 Class A Ordinary Shares of the Company . . . which includes 1,125,000 Ordinary Shares . . . to cover overallotments, if any." However, you are registering 8,625,000 Class A ordinary shares.

Response: The Registrant acknowledges the Staff’s comment and filed a revised opinion of counsel as Exhibit 5.1 of the Amendment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler (by telephone at (212) 446-4660 or by email at christian.nagler@kirkland.com), Peter Seligson (by telephone at (212) 446-4756 or by email at peter.seligson@kirkland.com) or Mathieu Kohmann (by telephone at (212) 390-4510 or by email at mathieu.kohmann@kirkland.com) of Kirkland & Ellis LLP.

[Signature Page Follows]

Sincerely,

PERCEPTIVE CAPITAL SOLUTIONS CORP
/s/ Adam Stone
Name: Adam Stone
Title: Chief Executive Officer

Via E-mail:
cc:	Christian O. Nagler Peter Seligson Mathieu Kohmann Kirkland & Ellis LLP